May 31, 2005

Mr. Mike Moran
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 0308
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	The Neiman Marcus Group, Inc.
Form 10-K for the Fiscal Year ended July 31, 2004
Form 10-Q for the Quarter Ended January 29, 2005
File No. 1-9659

Dear Mr. Moran:

Reference is made to the letter, dated March 31, 2005 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to The Neiman Marcus Group, Inc. (the “Company”) regarding the Company’s Annual Report on Form 10-K for the year ended July 31, 2004 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended January 29, 2005.

As the Company disclosed in its Current Report on Form 8-K filed with the Commission on April 19, 2005, the Company is filing an amendment (the “Form 10-K/A”) to its Form 10-K and to its Form 10-Q filings for each of the quarters ended October 30, 2004 and January 29, 2005 in order to restate its financial statements to correct an error related to the classification of construction allowances in its balance sheets and statement of cash flows.  In addition, the Company is also restating its statements of cash flows to include the changes in the interests retained by the Company in connection with its revolving credit card securitization facility in the determination of cash flows from operating activities.  Previously, the changes in the retained interests were included in the determination of cash flows from investing activities.

In connection with the filing of the Form 10-K/A to reflect the restatements, the Company has taken the opportunity in the Form 10-K/A 1) to give retroactive application to the immaterial change in classification in the costs of its loyalty program made as of the beginning of the first quarter of fiscal year 2005 and as previously disclosed in its Form 10-Q filings for each of the quarters ended October 30, 2004 and January 29, 2005 and 2) to respond to the Staff’s comments contained in the Comment Letter.  The Form
10-K/A and Form 10-Q/A for the quarter ended October 30, 2004 and Form 10-Q/A for the quarter ended January 29, 2005 were filed with the Commission on May 31, 2005.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter.  For convenience of reference, the text of the Staff’s comments has been reproduced in bold herein, and each of the Company’s responses follows the text of the comment to which it relates.  Page numbers in the text of this letter correspond to the pages of the Form 10-K/A, unless otherwise indicated.

Form 10-K for the Year Ended July 31, 2004

General

1.                                      Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

The Company has noted those instances in which the revised disclosures referred to herein will be included in future filings.

Item 1. Business

2.                                      Please disclose for each of the last three years the percentage or amounts of revenues contributed by classes of your products that accounted for 10% or more of revenues in any of the last three years as required by Item 101(c)(i) of Regulation
S-K.

We will disclose revenues by merchandise category for each of the years presented in future applicable filings and in our Form 10-K/A; see page 4 for the changes.

Item 5. Market for the Registrant’s Common Equity and Related Shareholder Matters

3.                                      Please include a description of the nature of stock repurchase transactions that were not made under publicly announced repurchase plans or programs as required by Item 703 of Regulation S-K.

All of the stock repurchase transactions were made under publicly-announced repurchase plans or programs.  The table included in Item 5 of the Form 10-K mistakenly included our stock repurchases of 10,450 shares during the period commencing on July 4, 2004 and ending on July 31, 2004 only in the first column of such table.  The 10,450 shares were repurchased as part of a publicly-announced plan and therefore should also have been included in the third column (“Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs”) of such table.  The table has been revised as part of the Form 10-K/A; see page 9 for the changes.

Item 6. Selected Financial Data

4.                                      Please disclose cash dividends declared per common share as required by Instruction 2 to Item 301 of Regulation S-K.

We will disclose cash dividends declared per common share in the Selected Financial Data included in future applicable filings, as well as in our Form 10-K/A; see page 10 for the changes.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 12
General

5.                                      Please include a tabular presentation of net sales revenues by product category for the periods presented and provide a narrative discussion of the extent to which material changes are attributable to pricing, mix or volume of goods sold.  Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

Substantially all of our revenues are derived from the sales of luxury goods to our affluent customer base.  While the items we sell span a variety of merchandise categories, the mix of merchandise sold is not a significant cause of variations in the Company’s revenues or gross margins between periods.  Should changes in merchandise mix, pricing or volume of goods sold have a significant impact on our revenues or gross margins in future periods, we will disclose the effects of such factors in such periods in future applicable filings.

6.                                      In circumstances where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify, to the extent possible, the incremental impact of each individual business reason on the overall change.  For example, in your comparison of operating results, you should quantify, in terms of dollars, the:

•                  changes in comparable store revenues;

The changes in comparable revenues, both in dollars and on a percentage basis, are disclosed in the Form 10-K/A; see pages 15 and 17 for the changes.

•                  changes in sales attributable to stores opened and closed and excluded from comparable store revenues;

In 2004, we opened no new stores and closed two Neiman Marcus Galleries stores in the second quarter.  The two Neiman Marcus Galleries stores generated revenues of $3.4 million in 2004 prior to their closure and $6.4 million in 2003.  Due to the immateriality of such amounts to our consolidated revenues, we concluded that additional disclosures were not necessary.

•                  changes in sales of brand development companies;

The dollar value of sales for our Brand Development Companies is disclosed, in the aggregate, in the revenue table on page 14 of the Form 10-K/A.  The percentage changes in comparable revenues for both of the Brand Development Companies are disclosed on pages 15 and 17 of the Form 10-K/A.

•                  increase in cost of sales from changes in product mix;

As stated in response to comment 5 above, we do not believe that changes in the mix of merchandise sold in either 2004 or 2003 had a significant impact on either our revenues or gross margins in such periods.

•                  changes in occupancy and buying costs, including payroll expenses, rent and related occupancy expenses;

The impacts of changes in buying and occupancy costs (including payroll, rent and related occupancy expenses) are disclosed, as percentages of revenues, in the Form 10-K/A; see page 15 and 17 for the changes.

•                  increases and decreases in margins from changes in markdowns;

The impacts of changes in markdowns incurred, as percentages of revenues, are disclosed in the Form 10-K/A; see page 15 and 17 for the changes.

•                  impact of changes in vendor allowances;

The impact of the decrease in vendor allowances, as a percentage of revenues, is disclosed in the Form 10-K/A; see page 15 for the change.

•                  increase in depreciation expense;

The impact of the increase in depreciation expense, as a percentage of revenues, is disclosed in the Form 10-K/A; see page 15 for the change.

•                  reduction in pre-opening expenses; and

The impact of the reduction in pre-opening costs, as a percentage of revenues, is disclosed in the Form 10-K/A; see page 16 for the change.

•                  changes in individual expenses included in selling, general and administrative expenses, including incentive compensation and income from your credit card portfolio.

The impacts of changes in individual expenses included in SG&A expenses (including incentive compensation and income from our credit card portfolio) are disclosed, as percentages of revenues, in the Form 10-K/A; see pages 16 and 18 for the changes.

In those circumstances where you describe and quantify a change between periods, please also provide an analysis of the business reasons underlying the change. For example, in your analysis you should explain why:

•                  sales of brand development companies increased; and

Sales of the Brand Development Companies represented less than 3% of our consolidated revenues in each of 2004, 2003 and 2002.  We do not consider additional disclosures to be necessary in order to understand changes in our consolidated revenues.

•                  you recognized an impairment charge related to the Chef’s catalog tradename intangible asset.

Additional disclosure related to the impairment charge is made in the Form 10-K/A; see page 16 for the change.

7.                                      Please provide an analysis of the operating earnings of your other operating segment for the periods presented.  In doing so, please quantify and discuss the changes in the operating results of brand development companies and corporate expenses.

The other category in our operating segments disclosure will be changed to show the results of operations of our brand development companies separate from the corporate expenses not allocated to our business segments.  These disclosures will be made in future applicable filings and in our Form 10-K/A; see page 14 for the changes.

As disclosed in the Form 10-K/A, the revenues of the brand development companies represented approximately 2.4% to 2.9% of our consolidated revenues in 2002, 2003 and 2004.  In addition, the operating earnings of the brand development companies represented approximately 2.7% to 4.0% of our consolidated operating profits in 2002, 2003 and 2004.   In light of the relative magnitude of the revenues and operating profits of the brand development companies to our consolidated revenues and operating profits, we do not believe additional analysis of the operating results of the brand development companies would enhance the analysis of our consolidated operating results.

As to corporate expenses, such expenses are included in selling, general and administrative expenses in our consolidated statements of earnings.  As a result, significant year-over-year changes in corporate expenses are included in our discussion of selling, general and administrative expenses in our MD&A.

Financing Structure, page 20

8.                                      Please identify any significant covenants of your unsecured senior notes and debentures.  Also, disclose the repercussions of not meeting significant covenants of your credit agreement and unsecured senior notes and debentures and the existence of any cross-default provisions.  These disclosures should also be included in the notes to your financial statements.

We will provide the disclosures related to significant covenants and events of default of our unsecured senior notes and debentures and credit agreement and the repercussions of noncompliance with these covenants or events of default in both MD&A and the notes to the financial statements.  These disclosures will be made in future applicable filings and in our Form 10-K/A; see pages 20-21 and page F-18 for the changes.

Contractual Obligations and Commitments, page 21

9.                                      Please include other long-term liabilities reflected on your balance sheet.  If an obligation does not have a due date and is excluded from the table, disclose the amount of the excluded obligation and why it is not possible to estimate a payment date.  Please see Item 303(a)(5) of Regulation S-K.

We will address the Staff’s comments related to the inclusion of all long-term liabilities reflected on our balance sheet in the contractual obligations and commitments table. These disclosures will be made in future applicable filings and in our Form 10-K/A; see page 22 for the changes.

Critical Accounting Policies, page 24

10.                               Please disclose the amounts of estimates that materially affected your reported earnings and the amounts of the related valuation allowances for each period presented.  For example, disclose your provisions for product returns and doubtful accounts, your estimates related to impairment of long-lived assets, and the related valuation allowances where applicable.  Please also provide an analysis of material changes in each of your critical accounting estimates, including changes in depreciable lives, on revenues, operating expenses and gross profit for the periods presented.  In addition, discuss to the extent material how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future.  Further, provide a sensitivity analysis of the potential impact of using different assumptions.  Please refer to SEC Release No. 33-8350.

We will address the Staff’s comments related to material estimates and the resulting valuation allowances and reserves in the discussion of our critical accounting policies.  These disclosures will be made in future applicable filings and in our Form 10-K/A; see pages 25-28 and pages F-7 to F-11 for the changes.

As to the impact of material changes in our critical accounting estimates, we believe that, for the periods covered by our Form 10-K, we have complied with the provisions of SEC Release No. 33-8350 related to the disclosure of changes in accounting estimates that have had a significant impact on our results of operations. For example, we disclosed (i) the $3.7 million tax benefit recorded in the second quarter of 2004 as a result of conclusions of certain sales tax and unclaimed property examinations for which the agreed-on settlements were less than the amounts previously estimated and (ii) the $7.5 million income tax benefit recognized in the second quarter of 2004 related to favorable settlements associated with previous state tax filings.

We believe that the estimates and assumptions we have made in the past have been materially accurate and, based on information currently known and available, we do not believe such estimates are reasonably likely to change in the future or that changes in such estimates will have a material impact on our future operating results.  See pages 25 and F-7 to the Form 10-K/A for changes.

In our 2004 Form 10-K, we provided sensitivity analysis of the impact of significant assumptions related to our pension plan.  We will continue to make such disclosures in future filings and to provide additional sensitivity analysis related to the impacts of different assumptions in calculating other reserves in instances where such disclosures are required to provide a meaningful analysis of our current and future operating results.

Item 10. Directors and Executive Officers of the Registrant

11.                               Please tell us if you intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of your code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of your code of ethics by posting such information on your Internet website.  If so, please disclose your intention.

We presently intend to disclose any amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of our code of ethics, by filing a Current Report on Form 8-K under Item 5.05 thereof.

Item 11. Executive Compensation

12.                               Please disclose or incorporate by reference to the appropriate captions of your proxy statement the information required by Items 402(h) end 402(j) of Regulation S-K.

In future applicable filings, we will disclose or incorporate by reference to the appropriate sections of our proxy statement the information required by Items 402(h) and 402(j) of Regulation S-K.  These disclosures will be made in future applicable filings and in our Form 10-K/A; see page 32 for the changes.

Item 12. Security Ownership of Certain Beneficial Owners and Managements and Related Shareholders Matters

13.                               Please disclose or incorporate by reference to the appropriate captions of your proxy statement the information required by Item 201(d) of Regulation S-K.

In future applicable filings, we will disclose or incorporate by reference to the appropriate sections of our proxy statement the information required by Item 201(d) of Regulation S-K.  These disclosures will be made in future applicable filings and in our Form 10-K/A; see page 32 for the changes.

Schedule II, Page 36

14.                               Please disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowance for estimated sales returns as required by Rule 5-04(a)(2) of Regulation S-X.  Please also describe amounts charged to deductions in footnotes to the table.

We will provide Schedule II Valuation and Qualifying Accounts disclosures related to our reserves for estimated sales returns in future applicable filings.  These disclosures also will be made in our Form 10-K/A; see page 38 for the changes.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

15.                               Tell us if there are any individual items included in the “other long-term liabilities” caption that exceed 5% of total liabilities.  If so, these items should be disclosed in the notes to the financial statements or on the face of your balance sheets.  See Rule 5-02(20) of Regulation S-X.

No items included in other long-term liabilities exceeded 5% of total liabilities as of July 31, 2004 or August 2, 2003.

Consolidated Statements of Cash Flows, page F-5

16.                               Please explain to us how you account for and report cash flows between you and the securitization trust.  Tell us what proceeds from maturities and purchases of held-to-maturity securities related to your undivided interests in NMG Credit Card Master Trust represent.

Provide to us a summary of the cash flows between you and the Trust for the periods presented.  Please include proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees and proceeds received on retained interests.  Please tell us how your disclosures comply with the requirements of paragraph 17.f.(4) of SFAS 140.  We may have further comment.

Historically, we have shown the changes in our Retained Interests in the determination of cash flows from investing activities based upon the designation of the Retained Interests as held-to-maturity securities.  Specifically, the monthly purchases of additional Retained Interests pursuant to the revolving nature of the Credit Card Facility were shown as purchases of held-to-maturity securities.  The portion of the monthly cash collections on credit card balances allocable to the Retained Interests were shown as maturities of held-

to-maturity securities.

We have recently reviewed our classification of the changes in the Retained Interests with our auditors, Deloitte & Touche LLP, and determined that the changes in Retained Interests should be included, as a change in operating assets, in cash flows from operating activities.  We believe this treatment complies with paragraph 22.a. of SFAS 95 since 1) our securitization program is revolving in nature and 2) the Retained Interests relate to proprietary credit card sales from our customers.  To correct the error in the previously reported statements of cash flows, we have restated our prior year financial statements in our Form 10-K/A; see page F-5 and pages F-33 and F-34 for the changes.

In the Form 10-K/A, we have added disclosures in accordance with the provisions of paragraph 17.f.(4) of SFAS 140 in Note 2 related to 1) proceeds from collections reinvested in revolving period securitizations, 2) servicing fees and 3) proceeds received on retained interests; see page F-14 for the changes.  For the periods covered by the 2004 Form 10-K/A, there were no proceeds from new securitizations or purchases of delinquent or foreclosed loans.

For a discussion of the accounting treatment of the securitization transaction after sale accounting was discontinued in 2004, see our response to comment number 26.

17.                               Please disclose information about all investing and financing activities for each period presented that affect recognized assets or liabilities but that do not result in cash receipts or cash payments as required by paragraph 32 of SFAS 95.  Please provide us with revised disclosures that you would use in future filings.

For the periods covered by our Form 10-K, there were no noncash items for which disclosure was required pursuant to paragraph 32 of SFAS 95.  We will provide such disclosures in future applicable filings to the extent required.

Consolidated Statements of Shareholders’ Equity, page F-6

18.                               Please provide to us a reconciliation of changes in stockholders equity from issuance of shares under stock option plans and other equity transactions to the amounts of proceeds from exercises of stock options and restricted stock awards in your statements of cash flows for the periods presented.

The amounts we disclosed in the statements of shareholders’ equity for proceeds from the exercise of stock options consisted of (i) the cash proceeds received from employees upon exercise of stock options and (ii) the tax benefit received by the Company related to the exercise of nonqualified stock options.  Such amount did not include the proceeds from restricted stock grants which were included in the “other equity transactions” line on the statements of shareholders’ equity.

The amounts disclosed as proceeds from the exercise of stock options and restricted stock grants in the statements of cash flows included (i) the cash proceeds from stock options exercises and (ii) the cash proceeds from restricted stock grants.  Such amounts did not include the tax benefits to the Company of the nonqualified stock options exercises (which were included in the determination of cash flows from operating activities).

We will conform the basis of presentation of such amounts in future applicable filings. The revised basis of presentation will be used in our Form 10-K/A; see page F-6 for the changes.

19.                               Please disclose accumulated balances for each component of accumulated other comprehensive income as required by paragraph 26 of SFAS 130.  Please also disclose reclassification adjustments for each classification of other comprehensive income, except minimum pension liability, on the face or in the notes to your financial statements as required by paragraphs 19 and 20 of SFAS 130.

The disclosures required by paragraph 26 of SFAS 130 related to the accumulated balances for each component of accumulated other comprehensive income will be provided in future applicable filings and in our Form 10-K/A; see page F-30 for the changes.  The disclosures required by paragraph 19 and 20 of SFAS 130 related to reclassification adjustments for each component of other comprehensive income will be made on the face of the statement of shareholders’ equity in future applicable fillings and in our Form 10-K/A; see page F-6 for the changes.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies Estimates and Critical Accounting Policies Cash and Cash Equivalents, page F-7

20.                               We assume that outstanding drafts included in accounts payable represent book overdrafts in your zero balance accounts.  Please tell us if our assumption is correct.  If so, please disclose where you present the net change in book cash overdrafts in your statements of cash flows.  If your outstanding drafts represent bank overdrafts, please tell us why you do not classify the net change in bank overdrafts in cash flows from financing activities pursuant to the guidance in AICPA Technical Practice Aid Section 1300.15.

As of July 31, 2004 and August 2, 2003, all negative balances in our zero balance bank accounts represented book overdrafts for checks issued but not yet paid by the financial institutions.  There were no bank overdrafts at July 31, 2004 or August 2, 2003.  We reclassify our book overdrafts to accounts payable in preparing our consolidated balance sheets and report the changes in accounts payables, including the book overdrafts, in the operating section of our statements of cash flows.

Long-Lived Assets, page F-9

21.                               Please tell us the effect of changes in the useful lives of property, plant and equipment during the years presented and where you disclosed the changes in your financial statements.  If you have not disclosed the changes in estimates in your financial statements, please tell us why.  If the effects of the changes are material, please disclose the effects on net income and related per share amounts in the notes to your financial statements as required by paragraph 33 of APB 20.

During the periods covered by the Form 10-K, we believe the effect of changes in the useful lives of property, plant and equipment was not material to our results of operations (less than $1.0 million in each of 2002, 2003 and 2004) and therefore no disclosure was required pursuant to paragraph 33 of APB 20.

Revenues, page F-10

22.                               Please tell us the amount of net commissions earned from leased departments for the periods presented.  If revenues from leased departments exceed 10% of revenues, please disclose your revenue recognition policy and the amount of net commissions earned for each period presented on the face of your statement of earnings as required by Rule 5-03(a)(1) of Regulation S-X.

In each of fiscal years 2002, 2003 and 2004, our net commissions from leased departments were less than 1% of our total revenues.

Selling, General and Administrative Expenses, page F-10

23.                               Please disclose the revenues and expenses of your proprietary credit card operations as required by SAB Topic 8:B.  In doing so, please disclose interest and fees and income from retained interests, including servicing fees, and your provisions for doubtful accounts for each period presented.

We will disclose the revenues and expenses related to our proprietary credit card operations as well as interest and fees and income from retained interests, including servicing fees, and provisions for doubtful accounts, in future applicable filings.  These disclosures also will be made in our Form 10-K/A; see page F-16 for the changes.

Stock-Based Compensation, page F-11

24.                               Pursuant to paragraph 45.c. of SFAS 123, as amended by SFAS 148, if awards of stock-based employee compensation are outstanding and accounted for under the intrinsic value method of APB 25 for any period for which an income statement is presented, the required tabular presentation should include stock-based employee compensation cost, net of related tax effects, included in the determination of net income and the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards.  Tell us why you do not reflect amortization of unearned compensation charged to income in your pro forma disclosure.  Otherwise, please revise your tabular presentation to disclose stock-based employee compensation cost, net of related tax effects, included in the determination of net income and stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards.  Please disclose the weighted average grant-date fair value of restricted stock and purchased restricted awards granted during each period presented as required by paragraph 47.c. of SFAS 128.

As disclosed in the third paragraph under the caption “Common Stock Incentive Plans” in Note 6 to the consolidated financial statements, we recognize compensation expense on our restricted stock and purchased restricted stock awards and disclosed the amounts of compensation recorded.  For our restricted stock and purchased restricted stock awards, there is no difference between the expense amounts we record pursuant to the requirements of APB 25 and the pro forma expense amounts measured pursuant to the requirements of SFAS 123, as amended by SFAS 148.  As originally filed, the pro forma compensation expense included only the incremental expense related to stock option awards.  In future applicable filings, we will revise the tabular presentation of the pro forma disclosures to show the recorded expense and the pro forma expense for all stock-based awards.   The revised presentation is made in our Form 10-K/A; see page F-12 for the changes.

The weighted average grant-date fair value of restricted and purchased restricted stock awards is disclosed in the second paragraph under the caption “Common Stock Incentive Plans” in Note 6 to the consolidated financial statements.

25.                               We note that you initiated a quarterly cash dividend during 2004.  Please tell us why you did not include the expected dividend yield in the assumptions used in the option pricing model to estimate the fair value of employee stock-based compensation awards granted subsequent to the initiation of the quarterly dividend.  Please refer to paragraph 19 of SFAS 123.

Substantially all equity awards are granted to employees in September of each year.  The Company began paying a quarterly dividend in February 2004.  Fiscal year 2004 awards were granted in September 2003, prior to the commencement of the dividend program.  As a result, a zero dividend yield was used for our fiscal year 2004 equity awards.  With the initiation of quarterly dividends in February 2004, we did incorporate the expected dividend yield in estimating the fair value of employee stock-based compensation awards for fiscal year 2005 made in September 2004.  We will disclose the dividend yield assumption related to our fiscal year 2005 equity awards in our Form 10-K for fiscal year 2005.

Note 2. Securitization of Credit Card Receivables, page F-13

26.                               Please explain to us in detail the provisions contained in the securitization agreement that provide you with the rights to repurchase the Class A certificates and regain effective control over the credit card receivables held by the Trust.

Attached as Exhibit 1 to this letter is a summary of our accounts receivable securitization program.

In doing so, tell us:

•                  whether your rights to repurchase the Class A Certificates and regain control over the assets were contingent upon future events and circumstances and that did not provide you with the unilateral right to regain control of the assets at the inception of the securitization agreement;

The right to repurchase the Class A Certificates is not contingent on any future events or circumstances other than the reduction of the Certificates’ outstanding balance to 10 percent of their original balance, as discussed in Exhibit 1. Beginning in December 2003, we determined that subsequent revolving transfers of receivables to the Trust would no longer qualify as sales because we retain effective control over these receivables since they are subject to the Repurchase Option (as defined in Exhibit 1) estimated to become exercisable in September 2005.   As described in more detail in Exhibit 1, we made this determination based on the contractual lives of the receivables and the expected date the Repurchase Option will become exercisable.

•                  why the rights did not initially preclude sale accounting under paragraph 9(c) of SFAS 140;

Our application of SFAS 140 is based upon the grandfathering provisions in that Statement. Accordingly, the Company applies the guidance in SFAS 125 to this transaction. The Repurchase Option did not initially preclude sale accounting treatment under paragraph 9(c) of SFAS 125 because the receivables initially transferred pursuant to the revolving provisions in the securitization agreement were not subject to the Repurchase Option.

•                  the change or other circumstances that now provide you with the unilateral ability to regain control of the assets previously sold;

The Company did not regain control of assets previously sold. We ceased recording the revolving transfers to the Trust as sales of assets beginning in December 2003 because those transfers did not qualify as sales based on the factors noted above and in Exhibit 1.

•                  the circumstances and/or events that trigger the exercisability of your rights to repurchase the Class A Certificates and regain control over the assets;

As discussed in Exhibit 1, the Repurchase Option on the Class A Certificates becomes exercisable when the balance falls below 10 percent of the original balance of $225 million.  Additionally, as stated above, we did not regain control of assets previously sold.  Rather, beginning in December 2003, revolving transfers to the Trust did not qualify as sales based on the factors noted above and in Exhibit 1.

•                  why your rights to repurchase the Class A Certificates and regain control over the assets are no longer contingent upon future events and circumstances; and

As noted above and as more fully described in Exhibit 1, we expect that our rights to repurchase the Class A Certificates will become exercisable in September 2005. Because receivables transferred to the Trust beginning in December 2003 had contractual maturities that extend beyond that date, such receivables are subject to the Repurchase Option. Therefore, we recorded the revolving transfers beginning in December 2003 as secured borrowings, rather than sales.

•                  why it is necessary to estimate when the rights will become exercisable.

Please refer to our response to the Staff’s comment in the first and fourth bullet points in this section, as well as Exhibit 1.

Please also explain to us how your re-recognition accounting treatment complies with the requirements of paragraph 55 of SFAS 140 and each of the applicable consensuses reached in EITF 02-09.  If your accounting treatment does not comply with the requirements of paragraph 55 of SFAS 140 and the applicable consensuses reached in EITF 02-09, tell us the justification in GAAP for your accounting treatment and the use of a transition period.

We do not consider the discontinuance of sale accounting treatment to represent a change in circumstances resulting in our regaining control over previously sold assets, as discussed in paragraph 55 of SFAS 140 and in EITF 02-09.  Rather, subsequent revolving transfers of credit card receivables beginning in December 2003 did not qualify for sales treatment.

We did not repurchase, or regain control over, credit card receivables previously sold to the Trust.   Rather, those receivables transferred prior to December 2003 remained “off balance sheet” and were eventually repaid and replaced by subsequent credit card receivables transferred to the Trust which are recorded on our consolidated balance sheet together with the related secured borrowings.  Accordingly, the accounting treatment prescribed in paragraph 55 of FASB 140 and EITF 02-9 is not applicable to our facts and circumstances. The transition period discussed in our financial statements is explained in further detail below.

In particular, please explain in detail:

•                  how you measured the credit card receivables repurchased and the obligation to the holders of the Class A certificates;

As discussed above, we repurchased no receivables from the Trust. Rather, transfers ceased to be recorded as sales. When sale treatment was discontinued for new transfers to the Trust effective in December 2003, we determined the amount of collections each month that, under sales treatment, would have been recorded as proceeds from sales of receivables and recorded them as proceeds from borrowings. This effectively resulted in a portion of the balance (ultimately related to the Class A Certificates) being recorded as a financing each month until $225 million was reflected on our balance sheet as a liability. Due to the fact that the actual lives of our credit cards are much shorter than their contractual maturities, our credit card portfolio tends to be repaid in approximately four months. As such, by the end of a four month period from December 2003 to March 2004, the entire obligation to the Trust of $225 million was reflected on our balance sheet. This is the transition period discussed in our financial statements.

•                  whether or not you recognized a gain or loss on the transaction and why, and the amount of the gain or loss;

Because the receivables transfers were recorded as financings, no gain or loss was recorded.

•                  your recognition of a loan loss allowance related to the repurchased credit card receivables; and

As discussed above, no receivables were repurchased. However, receivables that were transferred to the Trust beginning in December 2003 were not recorded as sales but rather remained on our consolidated balance sheet. We applied our existing policy for recording of an allowance for doubtful accounts in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

•                  your accounting treatment of the retained interests and their combination with the re-recognized assets.

Once sales treatment was discontinued, we ceased to allocate subsequent transfers of credit card receivables to our retained interests. Collections on previously transferred credit card receivables allocable to the retained interests served to reduce their respective balances. However, all newly generated receivables transferred to the Trust after sale treatment was discontinued remained recorded as accounts receivable on our balance sheet and did not create new retained interest balances. Thus, over the four month transition period discussed above, the retained interest balances were reduced to zero. As long as an outstanding carrying amount existed for the retained interests, they continued to be accounted for under the applicable provisions of Statement of Financial Accounting Standards No. 115,

Accounting for Certain Investments in Debt and Equity Securities, and the income recognition and impairment provisions of EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.

In addition, we note that you reflected proceeds from borrowings under the credit card facility in your statements of cash flows.  Please tell us why the re-recognition of credit card receivables and the related assumption of the obligation to holders of the Class A certificates should be reported as cash outflows and cash inflows in your statements of cash flows.

As discussed above, we did not re-recognize credit card receivables previously sold to the Trust. Because sale treatment was no longer applied to the receivables transferred to the Trust beginning in December 2003, proceeds received from collections of receivables generated after December 2003 were recorded as borrowings. These proceeds represented actual cash collections that resulted in the incurrence of a debt obligation properly reported as a source of cash flows from financing activities.

27.                               We note that you classify retained interests in a manner similar to debt securities held to maturity.  Please tell us your justification in GAAP for doing so.  Please refer to paragraph 14 of SFAS 140.  Please disclose the fair value of your retained interests, unrecognized holding gains or losses and the net carrying amount of the retained interests in the notes to your financial statements for each period presented.  Refer to paragraph 19 of SFAS 115, as amended.

We accounted for Retained Interests, comprised of the Class B, Class C and Seller Certificates held by the Company, as securities that we intended “to hold to maturity” and we carried these Retained Interests at amortized cost.  We believe this classification was proper based on our positive intent and ability to hold these securities to maturity, which meets the requirement of paragraph 7 of SFAS 115.  In evaluating our classification of our Retained Interests, we concluded that the requirement in paragraph 14 of SFAS 140 did not apply to the Class B, Class C or Seller Certificates because none of these Certificates could be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment.  However, we did conclude that the requirements of paragraph 14 of SFAS 140 applied to the IO Strip (as defined in Exhibit 1).  As a result, we accounted for the IO Strip as an “available for sale” security and carried it at its estimated fair value, with unrealized holding gains and losses included in other comprehensive income, based upon the requirements of paragraph 13 and 19 of SFAS 115 and paragraph 14 of SFAS 140.

We will make the disclosures described in the Staff’s comment in our future applicable filings.  These disclosures are also made in our Form 10-K/A; see page F-14 for the changes.

Note 10. Impairment and Other Charges, page F-27

28.                               We note that you were exploring strategic alternatives, including sale, merger, joint venture or other business combination related to your Chef’s Catalog brand and that you recognized an impairment loss related to the Chef’s Catalog tradename of $3.9 million.  We also note that you subsequently sold your Chef’s Catalog business and reported a pre-tax loss of $15 million during the quarter ended October 30, 2004.  As part of your impairment testing as of July 31, 2004, we would have expected you to reflect the alternative courses of action you were considering in your probability weighted-average estimate of future cash flows related to your Chef’s Catalog brand.  See paragraph 17 of SFAS No. 144.  Please explain to us in detail your testing of the recoverability of the long-lived assets of your Chef’s Catalog business at July 31, 2004 and the significant facts and circumstances that resulted in the change in estimate.  Please disclose the facts and circumstances leading to the impairment of your Chef’s Catalog business.  Please also disclose the facts and circumstances leading to the impairment Kate Spade LLC and Neiman stores.

Chef’s Catalog Tradename - At July 31, 2004, the long-lived assets related to our Chef’s Catalog brand consisted of fixed assets, with a net carrying value of $0.3 million, and the Chef’s Catalog tradename, with a net carrying value of $21.1 million (prior to the $3.9 million impairment charge).  We have historically performed the impairment analysis of our recorded intangible assets, including the Chef’s Catalog tradename, as of the beginning of our fourth quarter (projecting forward to the end of the fiscal year) in accordance with the provisions of paragraph 17 of SFAS 142, including a review of the impairment indicators enumerated in paragraph 8 in SFAS 144.  To assist us with such analysis, we engage independent valuation experts to value the tradename using a “royalty rate” approach.

As of the date that the efforts with respect to the valuation of the Chef’s Catalog tradename commenced in the fourth quarter, we had announced that we were exploring our strategic alternatives related to the Chef’s Catalog brand.  Such announcement was made on May 26, 2004.

From the date of the public announcement on May 26, 2004 to the end of our fiscal year on July 31, 2004, we engaged third parties to assist with the evaluation our strategic alternatives, including the potential sale of Chef’s Catalog.  Information materials were circulated to potentially interested parties in June 2004 and discussions were held with a number of parties and due diligence performed by these parties in July and August 2004.  Upon completion of the preliminary discussions and due diligence efforts in August 2004, final binding offers were due from the parties in mid-September 2004.  We executed a letter of intent with the ultimate purchaser of Chef’s Catalog on September 22, 2004 and executed the definitive sales agreement on November 5, 2004.

As of July 31, 2004, we were still evaluating our strategic alternatives related to Chef’s Catalog and our discussions with various interested parties had not progressed to the point where we considered the sale of Chef’s Catalog to be “more likely than not”, as defined in paragraph 8.f. of SFAS 144(1).  Specifically, as of July 31, 2004, no buyer for Chef’s Catalog had been identified, it was unclear whether we would be able to identify a buyer and we had no indication as to the price and terms of a potential, future sale of Chef’s Catalog.  Additionally, we continued to evaluate whether we should continue to operate Chef’s Catalog and/or purchase similar retailers in order to synergize and expand the scope of operations of Chef’s Catalog.

Therefore, as of July 31, 2004, we reviewed our investment in Chef’s Catalog for impairment based upon expected revenues and a royalty rate valuation approach consistent with our past practices.

The continued operation of Chef’s Catalog was considered, based upon the facts existing at July 31, 2004, to be the proper basis (held for use model) for performing the impairment testing given the uncertainties as to a potential sale of Chef’s. (i.e., the held for sale criteria were not met). As a result, in the fourth quarter of 2004, we recorded an impairment loss of $3.9 million related to the Chef’s Catalog tradename based upon the valuation performed by independent valuation experts.  As previously noted, the valuation was based upon a royalty rate approach with the impairment being the result of a decrease in the expected future revenues to be generated by the Chef’s Catalog brand.

During the first quarter of 2005, we, in consultation with our Board of Directors, reached a decision to sell Chef’s Catalog.  The decision to sell the Chef’s Catalog brand was based upon the determination that the resources devoted to the continued operation Chef’s Catalog could be better utilized in expanding our other direct marketing activities.  With the execution of the letter of intent and the execution of the definitive sales agreement in the first quarter of 2005, the magnitude of the loss on the disposition of the Chef’s Catalog brand was determinable based upon the arms-length negotiations of the parties.  As a result, the loss on sale of $15.3 million was recorded in the first quarter of 2005.

Kate Spade Stores - In the fourth quarter of fiscal 2002, we recorded an impairment loss of $3.1 million to write-down the carrying values of the assets, primarily leasehold improvements, of three Kate Spade stores based upon a comparison of the future expected cash flows from operations to the carrying values of such stores.  The Kate Spade stores impacted were among the first Kate Spade retail stores opened.  The level of capital spending for these prototype stores was higher than necessary and, as a result, not recoverable from currently estimated net cash flows from the ongoing operations of these stores.  Capital expenditures and finish out costs were subsequently adjusted for later Kate Spade stores based upon the results of the prototype stores.

Neiman Marcus Galleries Stores - In the second and third quarters of fiscal 2002, we recorded impairment charges aggregating $4.0 million related to the Neiman Marcus

(1)          In addition, at July 31, 2004, we concluded that none of the other impairment indicators enumerated in paragraphs 8.a. through 8.e. were present with respect to our Chef’s Catalog brand.

“Galleries” stores.  Three Galleries stores were opened in 1999 and 2000 to test a small store concept in markets not large enough to support a full line Neiman Marcus store.  The merchandise assortment in the Galleries stores was limited to precious and designer jewelry and home décor accessories.   These stores did not meet our expectations and we determined that our leasehold improvements would not be recoverable from the estimated cash flows from the operation of these stores.  As a result, we closed one of the Galleries stores in 2002 and the remaining two Galleries stores in the second quarter of 2004.

Given the relative immateriality of the impairment charges for the Kate Spade and Neiman Marcus Galleries store, we do not believe additional disclosures are meaningful.

Note 14. Segment Information, page F-29

29.                               Your corporate expenses should not be combined with the results of your brand development companies under the aggregation criteria of paragraph 17 of SFAS 131.  Please revise to separately report information about your brand development companies and corporate expenses.  Refer to paragraphs 17 and 19 of SFAS 131.  Please disclose revenues from each group of similar products and services as required by paragraph 37 of SFAS 131.

The other category in our operating segments disclosure will be changed to show the results of operations of our brand development companies separate from the corporate expenses not allocated to our business segments.  These disclosures will be made in future applicable filings and also in our Form 10-K/A; see page F-31 for the changes.

We derive our revenues from the sale of high-end fashion apparel, accessories, cosmetics and fragrances from leading designers, precious and fashion jewelry and home decorative accessories.  The goods in our merchandise assortment are relatively homogeneous from customer demand and sales performance perspectives.  We therefore consider our merchandise assortment to represent “a single group of similar products” as described in paragraph 37 of SFAS 131.  As a result, disaggregated revenue disclosures are not required by paragraph 37 of SFAS 131.

Form 10-Q for the Quarter Ended January 29, 2005

Condensed Consolidated Statements of Earnings, page 2

30.                               Please tell us why your Chef’s Catalog business does not meet the criteria of paragraphs 41 and 42 of SFAS 144 for reporting as discontinued operations in accordance with paragraph 43 of SFAS 144.

Our direct marketing activities are conducted by our Neiman Marcus Direct division. These direct marketing activities consist of both print catalog and on-line sales and marketing efforts under the Neiman Marcus, Horchow and Chef’s Catalog brand names.  Neiman Marcus Direct is the “lowest level” for which identifiable and independent operating earnings and cash flows can be determined.

As a result, the disposition by sale of our Chef’s Catalog operations did not meet the criteria for reporting as a discontinued operation since such operations did not constitute a component of an entity that could be distinguished operationally or for financial reporting purposes from the rest of our direct marketing operations, as defined by paragraph 41 of SFAS 144.  Specifically:

•                  management personnel of Neiman Marcus Direct were responsible for all three brands under which we conducted our direct marketing operations – Neiman Marcus, Horchow and Chef’s Catalog;

•                  the sale of Chef’s Catalog operations had no significant impact on the aggregate operating cash flows from our direct marketing operations; and

•                  while the revenue stream associated with Chef’s Catalog operations could be tracked, the expenses of the Chef’s Catalog operations could not be clearly distinguished from the other operations of our direct marketing segment.

Notes to Condensed Consolidated Financial Statements
Note 1. Basis of Presentation, page 4

31.                               We note you characterized your misclassification of construction allowances as a reclassification, as opposed to a correction of an error.  We refer you to Don Nicholaisen’s letter dated February 7, 2005, which characterizes corrections in lease accounting for Landlord/Tenant Incentives as the correction of an accounting error and states that “The SEC staff believes that the positions noted above are based upon existing accounting literature and registrants who determine their prior accounting to be in error should state the restatement results from the correction of errors.”  Please amend your filing, or tell as why you do not believe an amendment is necessary to:

•                  clarify that the reclassification is a correction of an error in accordance with APB 20;

•                  include a tabular presentation of the as reported and as restated amounts so that readers will understand the impact that the reclassification had on operating and investing cash flows; and

•                  disclose the effect of the correction on depreciation expense and rent expense for the periods presented.

In addition, it appears that you present changes in deferred real estate credits as an adjustment to reconcile net earnings to net cash provided by operating activities in your cash flows from operations in your statements of cash flows.  Please tell us why you do not reflect such changes as changes in operating assets and liabilities.  Also, please confirm to us that the lease term over which you amortize your leasehold improvements and deferred real estate credits is consistent with the definition in paragraph 5.f of SFAS No. 13.

The Company’s Form 10-K for the year ended July 31, 2004 and the Company’s Form 10-Q for the quarter ended January 29, 2005 each have been amended to incorporate the disclosures requested by the Staff related to the correction of the classification of construction allowances in our balance sheets and statements of cash flows; see page F-33 to F-34 of the Form 10-K/A for the changes.

The Company confirms that the lease term over which we amortize our leasehold improvements and deferred real estate credits is consistent with the definition of paragraph 5.f. of SFAS No. 13.

Note 7. Employee Benefit Plans, page 9

32.                               Please tell how you implemented the provisions contained in FSP106-2 during the period ended January 29, 2005. In doing so, tell us if you;

•                  elected the deferral provided by FSP 106-1;

•                  concluded whether your prescription drug benefits are actuarially equivalent to Medicare Part D and qualify for the subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003;

•                  concluded that the enactment of the Act was a significant event pursuant to paragraph 73 of SFAS 106; and

•                  amended your postretirement plan after the enactment of the Act.

If you amended your postretirement plan after the enactment of the Act, tell us whether your accounting for the effects of the Act differed from the guidance in FSP 106-2 and whether you followed the guidance in paragraph 32.  If you concluded that the enactment of the Act was a significant event pursuant to paragraph 73 of SFAS 106, tell us whether you adopted FSP 106-2 prospectively or retroactively.  Please disclose the information required by paragraphs 20 and 21 of FSP 106-2 as applicable.

We elected the deferral provided by FSP 106-1. The legislation providing the final statutory definition of “actuarially equivalent” prescription drug benefits was enacted as of January 21, 2005.  As of the end of our second quarter on January 29, 2005 and the filing of our Form 10-Q for such period, we had not yet been able to determine whether the prescription drug benefits offered by our plan met the statutory requirements related to actuarial equivalence.  We are currently finalizing the determination of actuarial equivalence as well as the impact, if any, on our plan and will make the disclosures required by FSP 106-2 in our Form 10-Q for our third quarter ending April 30, 2005.

In our Form 10-Q/A for the second quarter ended January 29, 2005, we disclosed our inability to make a final determination of the impact of the Medicare Part D subsidy on our postretirement plan as of January 29, 2005.

Item 6. Exhibits

33.                               Please file, either by including or incorporating by reference, all of the exhibits required by Item 601(a) of Regulation S -K.  See paragraph 2 in the Instructions to the Exhibit Table.

We have noted paragraph 2 of the Instructions to the Exhibit Table and, in future quarterly filings, we will file all of the exhibits required by Item 601(a) of Regulation S-K, either by including such exhibits with the applicable filing or incorporating such exhibits by reference.

*                                         *                                         *                                         *                                         *

As specifically requested by the Comment Letter, we hereby acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact the undersigned at (214) 743-7630.

Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

By:	/s/ James E. Skinner
	Name:	James E. Skinner
	Title:	Senior Vice President & Chief Financial Officer

EXHIBIT 1

OVERVIEW OF SECURITIZATION PROGRAM

In July 2000, The Neiman Marcus Group, Inc. (“NMG” or the “Company”) entered into a revolving receivables securitization facility pursuant to which the Company transfers certain credit card receivables to its wholly-owned bankruptcy remote subsidiary, Neiman Marcus Funding Corporation (“NMFC”) and ultimately to the Neiman Marcus Group Credit Card Master Trust (the “Trust”).  Receivables are transferred to the Trust on a revolving basis and accordingly repayments on previously transferred receivables are used to fund newly transferred receivables during a revolving period defined in the securitization agreement (the “Revolving Period”).  The Revolving Period ended on March 1, 2005 at which time the Class A Certificates issued by the Trust became subject to amortization in order to provide for their repayment (the “Amortization Period”).  During the Amortization Period, the Trust begins to pay down the Class A Certificates on a sequential basis as repayments are received on previously transferred receivables.

The Trust initially issued and sold the Class A Certificates with a face amount of $225 million to third party investors.  The Trust also issued Class B Certificates and Class C Certificates, and a Seller Certificate, all of which were retained by NMFC, together with an uncertificated excess spread receivable (“IO Strip”).  The face amounts of the Class B and Class C Certificates were $23.8 million and $68.2 million, respectively.  The face amount of the Seller Certificate varies based upon the balance of the receivables in the Trust at any particular time.

Transfers of receivables pursuant to the July 2000 revolving securitization facility are subject to the grandfathering provisions in paragraph 24 of Statement of Financial Accounting Standards No. 140 (“SFAS 140”), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS Statement 125. As such, these receivables transfers are accounted for under accounting standards that existed prior to SFAS 140, specifically Statement of Financial Accounting Standards No. 125 (“SFAS 125”), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

The Company initially determined that transfers of receivables to the Trust qualified for treatment as sales pursuant to the requirements of paragraph 9 of SFAS 125. However, it also determined that in later periods, transfers of receivables would no longer qualify as sales because they would be subject to a repurchase option, discussed in greater detail below.

Repurchase Option

The transaction’s governing agreement grants NMFC the right to repurchase the Class A Certificates when their outstanding balance is reduced below 10 percent of their original face amount of $225 million (the “Repurchase Option”).  The Company concluded that the Repurchase Option did not meet the definition of a cleanup call under SFAS 125, which is defined as “an option held by the servicer (which may be the transferor) to purchase transferred financial assets when the amount outstanding falls to a level at which the cost of servicing those assets becomes burdensome.”

The Company concluded that this definition was not met for the following reasons:

1.                                       Due to the sequential-pay structure of the transaction, when the balance of the Class A certificates is reduced to 10 percent of their original face amount, there would still presumably be a significant balance of receivables in the Trust to support the remaining classes of Certificates, thus the Company was unable to conclude that the cost of servicing the transferred asset would become burdensome at this point.

2.                                       The Repurchase Option represents a right to repurchase the Class A Certificates, not the transferred financial assets as specified in FAS 125’s definition of cleanup call.

Because the Repurchase Option does not meet the definition of a cleanup call, the Company determined that it should analyze its effect on sale accounting under paragraph 9(c) of FAS 125, which requires that:

The transferor does not maintain effective control over the transferred assets through (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) an agreement that entitles the transferor to repurchase or redeem transferred assets that are not readily obtainable.

Furthermore, paragraph 30 of SFAS 125 provides the following clarification with respect to clause (2) of paragraph 9(c):

A call option or forward contract that entitles the transferor to repurchase, prior to maturity [emphasis added], transferred assets not readily obtainable elsewhere maintains the transferor’s effective control, because it would constrain the transferee from exchanging those assets, unless it is only a cleanup call.

The Company concluded that the effect of the Repurchase Option on the accounting for the transaction under SFAS 125 is that it results in NMG maintaining effective control over any receivables transferred into the Trust that are subject to the Repurchase Option. That is, if receivables could be outstanding, based upon their contractual maturity, at the time the Repurchase Option becomes exercisable, transfers of such receivables to the Trust do not qualify as sales.

Because of the short contractual life of NMG’s credit card receivables and the fact that the Class A Certificates would not begin amortizing until April 2005 and would become callable in September 2005, the Company concluded that receivables initially transferred to the Trust would not be subject to the Repurchase Option and thus qualified as sales. However, the Company also concluded that a point in time would be reached at which the contractual life of transferred receivables would extend to or beyond the date on which the Class A Certificates would become callable, and at that point, recording such transfers as sales should cease.

As a result of the above conclusion, the Company determined it would need to monitor the contractual life of receivables being transferred to the Trust in relation to the expected exercise date of the Repurchase Option. This would allow the Company to determine when sale accounting for transfers of receivables should cease. The Company estimated that the Repurchase Option would become exercisable in September 2005. Further, based on the terms of the receivables, including minimum payment requirements and interest rates, the Company determined that the contractual lives of its receivables are approximately 21 months.  This estimate was based on expected and historical levels of receivables and their collection patterns. It was necessary to make this estimate because the Repurchase Option becomes exercisable when the balance of the Class A Certificates falls to a certain level, rather than when a specific date is reached.

Based on the 21-month contractual life of the receivables and the expectation that the Repurchase Option would be exercisable in September 2005, the Company determined that transfers of receivables would no longer qualify as sales beginning in December 2003 (21 months prior to September 2005).  The Company disclosed in its Form 10-K for the fiscal year ended August 3, 2002, the existence of the Repurchase Option, its expected effect on sale treatment, and the expected date on which sale treatment would be discontinued.